UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JIYA ACQUISITION CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760M 102

(CUSIP Number)

Richard Van Doren

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Derek J. Dostal

Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47760M 102

1.	Names of Reporting Persons. Jiya Holding Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,515,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,515,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Interests shown consist solely of founder shares, classified as Class B common stock. Such shares will automatically convert into Class A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. Excludes forward purchase shares that will only be issued, if at all, at the time of our initial business combination.

(2)	Includes up to 375,000 founder shares that will be forfeited depending on the extent to which the underwriters’ over-allotment option is exercised.

(3)	Based on 13,000,000 shares of common stock of the Issuer outstanding following the Issuer’s public offering, which closed on November 23, 2020.

CUSIP No. 47760M 102

1.	Names of Reporting Persons. Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,515,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power ,515,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	The shares of Class B Common Stock of the Issuer (“Class B Shares”) will automatically convert into shares of Class A Common Stock of the Issuer (“Class A Shares”) on a one-for-one basis (subject to certain adjustments for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) concurrently with or immediately following the consummation of the Issuer’s initial business combination, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. The Class B Shares have no expiration date.

(2)	Reflects 2,417,447 Class B Shares held by Jiya Holding Company LLC. Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Akkaraju has voting and dispositive control over the Class B Shares held by Jiya Holding Company LLC via Dr. Akkaraju’s control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC. Dr. Akkaraju disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(3)	Based on 13,000,000 shares of common stock of the Issuer outstanding following the Issuer’s public offering, which closed on November 23, 2020.

CUSIP No. 47760M 102

1.	Names of Reporting Persons. Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,515,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,515,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Class B Shares will automatically convert into Class A Shares on a one-for-one basis (subject to certain adjustments for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) concurrently with or immediately following the consummation of the Issuer’s initial business combination, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. The Class B Shares have no expiration date.

(2)	Reflects 2,417,447 Class B Shares held by Jiya Holding Company Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Akkaraju has voting and dispositive control over the Class B Shares held by Jiya Holding Company LLC via Dr. Akkaraju’s control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC. Dr. Akkaraju disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(3)	Based on 13,000,000 shares of common stock of the Issuer outstanding following the Issuer’s public offering, which closed on November 23, 2020.

CUSIP No. 47760M 102

1.	Names of Reporting Persons. Srinivas Akkaraju, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,947,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,947,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,947,000(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.7%(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Class B Shares will automatically convert into Class A Shares on a one-for-one basis (subject to certain adjustments for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) concurrently with or immediately following the consummation of the Issuer’s initial business combination, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. The Class B Shares have no expiration date.

(2)	Reflects 30,000 Class B Shares directly held by Dr. Srinivas Akkaraju, M.D., Ph.D. These Class B Shares held by Dr. Akkaraju are subject to forfeiture if Dr. Akkaraju is removed from office as a director or voluntarily resigns from his position with the Issuer at any time before the consummation of the Issuer’s initial business combination.

(3)	Reflects 2,515,000 Class B Shares held by Jiya Holding Company LLC. Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Akkaraju has voting and dispositive control over the Class B Shares held by Jiya Holding Company LLC via Dr. Akkaraju’s control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC. Dr. Akkaraju disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and the Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of Jiya Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 628 Middlefield Road, Palo Alto, CA 94301.

Item 2. Identity and Background

(a)   This statement is filed by (i) Samsara BioCapital, L.P., (ii) Samsara BioCapital GP, LLC, (iii) Dr. Srinivas Akkaraju, M.D., Ph.D., a natural person (“Dr. Akkaraju”) and (iv) Jiya Holding Company LLC (the “Sponsor” and collectively with Samsara BioCapital, L.P., Samsara BioCapital GP, LLC and Dr. Akkaraju, the “Reporting Persons”).

(b)   The address of the principal business and/or principal office of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.

(c)   Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Srinivas Akkaraju, M.D., Ph.D, has voting and dispositive control over these shares via his control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC.

(d)   During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Samsara BioCapital, L.P., Samsara BioCapital GP, LLC and the Sponsor is organized under the laws of the State of Delaware. Dr. Akkaraju is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of each of Samsara BioCapital, L.P. and the Sponsor. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. Purpose of Transaction

Founder Shares

On September 9, 2020, the Sponsor purchased an aggregate of 4,312,500 shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”), from the Issuer in exchange for a capital contribution of $25,000. On October 30, 2020, the Sponsor forfeited 1,437,500 Founder Shares back to the Company for no consideration, which the Company cancelled, resulting in an aggregate of 2,875,000 Founder Shares issued and outstanding. On November 13, 2020, the Sponsor transferred 30,000 Founder Shares to each of Srinivas Akkaraju, M.D., Ph.D., Richard Van Doren, Cory Freedland, Ph.D., Daniel Spiegelman, Perry Karsen, Pamela Klein and Steve Kelsey.

On November 16, 2020, the Sponsor transferred to Rekha Hemrajani, the Company’s Chief Executive Officer, 200,000 Founder Shares, which will vest 25% on the first anniversary of the grant date, with the remaining 75% vesting in equal monthly installments over 36 months, in each case, subject to Ms. Hemrajani’s continued employment with the Company. The shares are generally be subject to the same terms and conditions as the Founder Shares held by the Sponsor, except that they are not be subject to forfeiture in the event the underwriters’ over-allotment option is not exercised.

In addition, on November 16, 2020, the Sponsor transferred to Mayank Gandhi, the Company’s Vice President, Corporate Development, 40,000 Founder Shares, which will vest 25% on the first anniversary of the transfer date, with the remaining 75% vesting in equal monthly installments over 36 months, in each case subject to Mr. Gandhi’s continued employment with the Company. The Sponsor also transferred 8,000 Founder Shares to Mr. Gandhi on November 16, 2020 that will vest on the second anniversary of the consummation of the initial business combination, subject to Mr. Gandhi’s continued employment through such date. In the event Mr. Gandhi is not offered an ongoing role with the target business following the initial business combination, then 100% of Mr. Gandhi’s Class B shares will become fully vested. The Class B shares are generally be subject to the same terms and conditions as the Founder Shares held by the Sponsor, except that they will not be subject to forfeiture in the event the underwriters’ over-allotment option is not exercised.

The Founder Shares will automatically convert into shares of Class A Common Stock on the first business day following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in connection with the Issuer’s initial business combination, the ratio at which the Founder Shares will convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of Class A Common Stock by public stockholders), including all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of its initial business combination, excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into Class A Common Stock issued, or to be issued, to any seller in the initial business combination, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Private Placement Purchase Agreement

On November 18, 2020, the Sponsor purchased from the Issuer an aggregate of 500,000 shares of Class A common stock of the Issuer (the “Private Placement Shares”) pursuant to the terms of a private placement purchase agreement, dated as of November 18, 2020 (the “Private Placement Purchase Agreement”). The Private Placement Shares are identical to the Shares sold in its initial public offering, except that, so long as they are held by the Sponsor or its permitted transferees, they (i) are not redeemable by the Issuer; (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial business combination; and (iii) will be entitled to registration rights.

The foregoing description of the Private Placement Purchase Agreement is qualified in its entirety by reference to the Private Placement Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On November 18, 2020, the Issuer’s officers and directors and the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to the Founder Shares and shares of Class A Common Stock in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and shares of Class A Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Common Stock if the Issuer has not

consummated an initial business combination within 24 months from the closing of its initial public offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering (although they will be entitled to liquidating distributions from the trust account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its stockholders for a vote, the Issuer’s officers and directors and the Sponsor have agreed to vote their Founder Shares in favor of the initial business combination, and the Issuer’s officers and directors and the Sponsor have also agreed to vote any other shares of Class A Common Stock in favor of the initial business combination.

The Founder Shares and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the initial business combination, or (y) the date on which the Issuer complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of any shares of Class A Common Stock issued upon conversion or exercise thereof until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of our initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of the Issuer’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of the initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus). In addition, the shares of Class A common stock or any other securities convertible into, or exercisable, or exchangeable for, shares of Class A common stock may not be sold transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, members of the Issuer’s management team or their affiliates may, but is not obligated to, loan to the Issuer funds as may be required. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into shares of the post business combination entity at a price of $10.00 per share at the option of the lender. Such shares would be identical to the Private Placement Shares. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On November 18, 2020, the Issuer, the Sponsor and the other holders named therein entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and the other holders registration rights with respect to the Founder Shares, shares of Class A Common Stock and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares, selling some or all of its shares of common stock, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as the Issuer’s chief executive officer and member of the Issuer’s board of directors, Hemrajani will be involved in reviewing transactions that may result in a business combination. The Reporting Persons may purchase shares of the Issuer’s common stock in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) Dr. Akkaraju has voting and dipositive control over the securities held by the Sponsor via his control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Private Placement Purchase Agreement, dated November 18, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on November 20, 2020 (File No. 001-39719)).

2	Letter Agreement, dated November 18, 2020, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 20, 2020 (File No. 001-39719)).

3	Registration Rights Agreement, dated November 18, 2020, among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on November 20, 2020 (File No. 001-39719)).

99.1	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Jiya Acquisition Corp. filed with the Securities and Exchange Commission on November 2, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

JIYA HOLDING COMPANY LLC

By:	Samsara BioCapital GP, LLC, its General Partner

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.
Name:	Srinivas Akkaraju, M.D., Ph.D.
Title:	Managing General Partner

SAMSARA BIOCAPITAL, L.P.

By:	Samsara BioCapital GP, LLC, its General Partner

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.
Name:	Srinivas Akkaraju, M.D., Ph.D.
Title:	Managing General Partner

SAMSARA BIOCAPITAL GP, LLC

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.
Name:	Srinivas Akkaraju, M.D., Ph.D.
Title:	Managing General Partner

SRINIVAS AKKARAJU, M.D., PH.D.

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.

Schedule A

Owner of Jiya Holding Company LLC

Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. The address of the principal business and/or principal office of Jiya Holding Company LLC and Samsara BioCapital, L.P. is 628 Middlefield Road, Palo Alto, CA 94301.

General Partner of Samsara BioCapital, L.P.

The general partner of Samsara BioCapital, L.P. Samsara BioCapital GP, LLC. The address of the principal business and/or principal office of Samsara BioCapital, L.P. and Samsara BioCapital GP, LLC is 628 Middlefield Road, Palo Alto, CA 94301.